EXHIBIT 99.1
October 17, 2012

ALAN GELMAN, CFO AND DEPUTY CEO OF BEZEQ,
TO RESIGN AT THE END OF THE YEAR

•	Bezeq Chairman Shaul Elovitch: "Alan is a superb CFO who is responsible for Bezeq's excellent standing in the financial world"

Alan Gelman, Bezeq's CFO and Deputy CEO, informed the Chairman of his intention to resign from the Company at the end of the year, after five years in that role.

Following the announcement, Bezeq Chairman Shaul Elovitch said: "Alan is a superb CFO who is responsible for Bezeq's excellent status in the financial world. Alan came to the Company during a period of significant change, and succeeded in generating recognition of Bezeq as one of the preferred telcos of the capital markets in Israel and abroad. Alan is leaving behind him a professionally managed financial function of international standards. Alan was also responsible for several of the largest and most successful raisings of capital in Israel in recent years, and played a central part in ensuring the strong financial standing of the Company. I want to thank Alan for his enormous contribution to Bezeq, and I wish him every success in the future."

After the announcement of his resignation, Gelman said: "My years at Bezeq have been professionally challenging and extremely satisfying. I worked with excellent managers and employees throughout the Company, and particularly in the Finance Division. I would like to express my tremendous appreciation to the Board of Directors and its Chairman for the professional and responsible manner in which we worked together.

Bezeq's financial prowess is one of its most significant strengths, making it the leader in its field. It has been an honor and pleasure to be a partner in the achievements of the Company."